

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Zihao Liu
Chief Financial Officer
Meiwu Technology Company Limited
1602, Building C, Shenye Century Industrial Center
No. 743 Zhoushi Road , Hangcheng Street
Bao'an District
Shenzhen, People's Republic of China

      Re: Meiwu Technology Company Limited
          Form 20-F for Fiscal Year Ended December 31, 2022
          File No. 001-39803

Dear Zihao Liu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services